Exhibit 34.3

Report of Independent Registered Public Accounting Firm

To the Board of Directors
FDI Computer Consulting, Inc.
   dba FDI Collateral Management
Sacramento, California

We have examined management’s assertion, included in the accompanying Management’s Assertion Report on Compliance with Applicable Servicing Criteria Pursuant to Item 1122(d) of Regulation AB under the Securities Exchange Acts of 1934, that FDI Computer Consulting, Inc., dba FDI Collateral Management (the Company), a wholly owned subsidiary of Trivin, Inc., complied with the servicing criteria set forth in Item 1122(d) of the Securities and Exchange Commission’s (SEC) Regulation AB for collateral being serviced that are encompassed by contractual obligations to perform Regulation AB reporting (the “Platform”), as of and for the year ended December 31, 2008, excluding the following criteria set forth in Items 1122(d)(1)(ii–iv), 1122(d)(2)(i)-(vii)(D), 1122(d)(3)(i)–(iv) and 1122(d)(4)(iii)–(xv), which management has determined are not applicable to the activities performed by the Company with respect to the Platform. Management’s Assertion identifies the individual asset-backed transactions defined by management as constituting the Platform, which is identified in exhibit A. Management is responsible for the Company’s compliance with the servicing criteria. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance with the servicing criteria, based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, as adopted by the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with the applicable servicing criteria, including tests on a sample basis of the servicing activities related to the Platform, determining whether the Company performed those activities in compliance with the servicing criteria during the specified period and performing such other procedures as we considered necessary in the circumstances. Our procedures were limited to selected servicing activities performed by the Company during the period covered by this report and, accordingly, such samples may not have included servicing activities related to each asset-backed transaction in the Platform. Further, an examination is not designed to detect noncompliance arising from errors that may have occurred prior to the period specified above that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with the servicing criteria.

In our opinion, management’s assertion that the Company complied with the aforementioned applicable servicing criteria as of and for the year ended December 31, 2008, for the Platform is fairly stated, in all material respects.

Irvine, California
March 26, 2009

McGladrey & Pullen, LLP is a member firm of RSM International, an affiliation of separate and independent legal entities.

Exhibit A

FDI’s Assessment of Compliance with Servicing Criteria applies to the following transactions:

USAA Federal Savings Bank

USAA Auto Owner Trust 2006-1
USAA Auto Owner Trust 2006-2
USAA Auto Owner Trust 2006-3
USAA Auto Owner Trust 2006-4
USAA Auto Owner Trust 2007-1
USAA Auto Owner Trust 2007-2
USAA Auto Owner Trust 2008-1
USAA Auto Owner Trust 2008-2
USAA Auto Owner Trust 2008-3